787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

December 2, 2010

Tom Kluck

Branch Chief

Division of Corporation Finance
Mail Stop 3010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-0005

Re:                             Cowen Group, Inc.
Registration Statement on Form S-3
Filed November 12, 2010
File No. 333-170591

Dear Mr. Kluck:

On behalf of our client, Cowen Group, Inc. (“Cowen”), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated November 30, 2010, with respect to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.

With this letter, Cowen is filing Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-3 (Registration No. 333-170591) (the “Registration Statement”).  We are providing supplementally the Staff with six copies of a version of Amendment No. 1 that has been marked by the financial printer to show the changes since the filing of the Registration Statement on November 12, 2010.

General

1.                                       We note that the registrant filed on November 12, 2010 its registration statement on Form S-3.  We further note that the registrant did not file, in a timely manner, its quarterly report on Form 10-Q for the quarter ending September 30, 2009.  Accordingly, the registrant was not eligible to file its registration statement on Form S-3 on November 12, 2010.  Please withdraw the registration statement or advise.  Refer to Securities Exchange Act Rules 13a-13 and 15d-13 and General Instructions 1.A.3(b) to Form S-3.  Also see Compliance and Disclosure Interpretations 115.06 under Securities Act Forms.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:  Pursuant to discussions between the Staff and Willkie Farr & Gallagher LLP, Cowen’s legal counsel, Cowen is filing today a pre-effective amendment to the Registration Statement, which includes the complete Registration Statement including all exhibits thereto.  On the date of such filing, Cowen has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of such pre-effective amendment, pursuant to Rules 13a-13 and 15d-13 of the Securities Exchange Act of 1934, as amended, and General Instructions 1.A.3(b) to Form S-3 and is therefore eligible to use Form S-3.

Cowen has authorized us to include its acknowledgement that:

•                                          Cowen is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                                          Cowen may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*                              *                              *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 728-8000.

Very truly yours,

/s/ David K. Boston

David K. Boston

cc:           Owen S. Littman, Cowen Group, Inc.

Laura L. Delanoy, Willkie Farr & Gallagher LLP